Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For purposes of this section, “we,” “our,” “us”, “LPA” and the “Company” refer to Logistic Properties of the Americas and all of its subsidiaries. The following discussion and analysis (“MD&A”) of the financial condition and results of operations should be read together with our unaudited condensed consolidated interim financial statements as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024, together with related notes thereto, (the “Unaudited Condensed Consolidated Interim Financial Statements”). The Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read together with our Annual Report on Form 20-F for the year ended December 31, 2024 (the "Annual Report"), as filed with the U.S. Securities and Exchange Commission. The following discussion contains forward-looking statements and should be read in conjunction with the section titled “Cautionary Note Regarding Forward-Looking Statements” included in this MD&A and the section titled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024.
Overview
LPA was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. LPA is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics and industrial assets across Latin America. We focus on modern Class A logistics and industrial real estate in high growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional development, logistics and industrial platform operating in our four countries of operation today — Costa Rica, Colombia, Peru and Mexico – which correspond to our reportable segments. We have significant expertise in designing and developing logistics and industrial assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics and industrial infrastructure, and be well located to leverage strong e-Commerce and “nearshoring” trends.
On March 27, 2024, LPA consummated the business combination pursuant to the business combination agreement. As a result of the Business Combination, two, a Cayman Islands exempted company (TWOA) and LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (LLP) have each become wholly-owned subsidiaries of LPA, and LPA’s ordinary shares ("Ordinary Shares") were listed on the NYSE American under the symbol “LPA”. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.

On August 15, 2025, LPA acquired two operating investment properties in Puebla, Mexico through a strategic partnership with Inmobiliaria y Constructora Alas, S.A. (“Alas"). This key milestone aligns with LPA’s strategy to expand its regional presence in Latin America and represents its first entry into Mexico’s strategically vital logistics real estate market.
Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:
•Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, in comparison to Real Estate Investment Trust (REITs), which are generally required to focus on Stabilized Properties, or nearly Stabilized Properties;
•Management fee structure: We manage our properties internally and do not charge management fees, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
•Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, in comparison to managing our development, operations and maintenance activities to achieve shorter term dividend targets.
As of September 30, 2025, our operating portfolio was composed of 33 properties with a GLA of around 5.6 million square feet. Our portfolio has a Stabilized occupancy rate of 97.9% and a weighted average remaining lease term of 4.7 years on our current leases.

Our portfolio is composed of Class A logistic and industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. All properties in Colombia, and certain properties in Costa Rica, Peru and Mexico are certified by EDGE, a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings, both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete. Our high quality and diversified tenant base is composed of leading multinational companies that operate primarily in the consumer goods, third-party logistics and other retail sectors including Kuehne + Nagel, Alicorp, Pequeño Mundo, Pricesmart, Yichang, CEVA, Indurama, Samsung, Ikea, and Natura & Co..
The following table sets forth a summary of our real estate portfolio as of September 30, 2025, December 31, 2024, and September 30, 2024:

	As of September 30, 2025	As of December 31, 2024	As of September 30, 2024
Number of operating real estate properties	33	30	30
Operating GLA (sq. ft) (1)	5,550,277	5,121,625	5,121,625
Leased GLA (sq. ft) (2)	5,863,430	5,637,044	5,629,154
Number of tenants	57	57	51
Average rent per square foot	$8.14	$7.79	$7.92
Weighted average remaining lease term	4.7 years	5.1 years	5.0 years
Stabilized occupancy rate (% of GLA)	97.9%	98.3%	94.5%
(1)“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved Stabilization. We define Stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
(2)“Leased GLA” refers to the GLA in operating properties, properties under development, and land banks that is subject to a lease.
Our operating portfolio is geographically diversified, as shown below as of September 30, 2025, December 31, 2024, and September 30, 2024:

	As of September 30, 2025
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,148	45%	19
Colombia	1,255,394	23%	5
Peru	1,521,047	27%	7
Mexico	257,688	5%	2
Total	5,550,277	100%	33

	As of December 31, 2024
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Total	5,121,625	100%	30

	As of September 30, 2024
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Total	5,121,625	100%	30

The following table presents a summary of our total revenues and our profit (loss) for the three and nine months ended September 30, 2025 and 2024:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Total revenues	$12,884,516	$11,272,630	$36,416,999	$32,743,028
Profit (loss)	$5,234,841	$4,833,469	$5,180,574	$(29,194,657)
The following tables present a summary of our rental revenue for the three and nine months ended September 30, 2025, 2024 and for twelve months ended September 30, 2025 and December 31, 2024:

	For the three months ended September 30, 2025		For the three months ended September 30, 2024
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$6,029,041	49%	$6,122,296	55%
Colombia	$2,432,983	20%	$2,068,024	18%
Peru	$3,487,338	29%	$2,983,454	27%
Mexico	$221,586	2%	—	—%
Total	$12,170,948	100%	$11,173,774	100%
(1)All leases in Costa Rica, Peru and Mexico are denominated in U.S. dollars, while leases in Colombia are denominated in Colombian pesos.

	For the nine months ended September 30, 2025		For the nine months ended September 30, 2024
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$17,969,590	51%	$17,771,033	54%
Colombia	$7,235,530	20%	$6,426,573	20%
Peru	$10,099,002	28%	$8,349,511	26%
Mexico	$221,586	1%	—	—%
Total	$35,525,708	100%	$32,547,117	100%
(1)All leases in Costa Rica, Peru and Mexico are denominated in U.S. dollars, while leases in Colombia are denominated in Colombian pesos.

	For the twelve months ended September 30, 2025(1)		For the year ended December 31, 2024
	Rental Revenue(2)	% of Rental Revenue	Rental Revenue(2)	% of Rental Revenue

Costa Rica	$24,151,870	52%	$23,953,313	55%
Colombia	$9,510,695	20%	$8,701,738	20%
Peru	$12,675,788	27%	$10,926,297	25%
Mexico	$221,586	1%	—	—%
Total	$46,559,939	100%	$43,581,348	100%
(1)Rental revenue for the twelve-month ended September 30, 2025 represents the Company's results of the four-quarter period ended September 30, 2025.
(2)All leases in Costa Rica, Peru and Mexico are denominated in U.S. dollars, while leases in Colombia are denominated in Colombian pesos.

Factors Affecting Our Results of Operations
Macroeconomic Conditions
Our business is significantly influenced by the general economic conditions in Costa Rica, Colombia, Peru, Mexico and other markets where we plan to operate, which in turn affect our financial performance, portfolio value, and strategy execution. Changes in national, regional and global economic conditions can significantly impact us. Real estate markets are cyclical and are driven by investor perceptions of the overall economic outlook. Rising interest rates, reduced real estate demand, economic slowdowns, or recessions influence the real estate markets and any occurrence of these conditions could lead to weakened demand for our properties, decreased revenues, increased costs and lower asset values for us.
Factors such as currency devaluation, price instability, inflation, interest rate fluctuations, regulatory changes, taxation shifts, social and political unrest, and other economic developments can influence our outcomes, which are forces beyond our control. Economic slowdowns, negative growth periods, increased inflation, or interest rates could reduce demand for our assets, lower their real value, or prompt a shift toward lower-quality assets.
Rental Income
Our primary revenue stream comes from investment property rental income. The rental income from our property portfolio depends on our ability to maintain high occupancy rates and grow by acquiring, developing, or expanding properties.
As of September 30, 2025, December 31, 2024, and September 30, 2024, the Stabilized occupancy rates for our operating properties were 97.9%, 98.3%, and 94.5%, respectively. The rental income generated from our leased properties is influenced by our ability to collect rent payments according to lease agreements and our ability to raise rental rates. The growth in rental income also relies on our ability to acquire suitable properties meeting our investment criteria, develop them, and expand the GLA of existing properties where feasible. Future rental income could be affected by positive or negative trends in our tenants’ businesses and the regions where we operate.
Lease Expirations
Our results of operations are influenced by our ability to re-lease space before leases expire or promptly upon the expiration of a lease. Results are also affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. We utilize a proactive leasing strategy by maintaining regular communication with tenants to understand the needs of their respective operations and their plans for existing space and potential expansions. Our senior management team conducts frequent visits to the properties and apply their market insights to establish connections with potential local, regional, and national tenants that may complement our current tenant base. As of September 30, 2025, our existing asset lease contracts scheduled to expire in the remainder of 2025, 2026 and 2027 represented 0.8%, 3.5% and 18.1%, respectively, of our Leased GLA.
Competition
We face local competition from other buyers, developers, and operators of industrial properties in Costa Rica, Colombia, Peru, Mexico and other markets where we plan to operate. Some of these competitors strive to provide similar products and pursue properties in our target markets. Increased competition in the future could limit our ability to develop and acquire desired properties on favorable terms. Furthermore, increased competition might impact the occupancy rates of our properties, influencing our financial results. We could also face pressure to lower our rental rates or offer rent reductions, improvements, early termination privileges, or favorable lease renewal options to tenants in order to retain them upon lease expiration due to competitive pressures.
Property Operating Costs
Our property operating costs consist mainly of repairs and maintenance, property management, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property related land lease liabilities and other property related expenses. Most property operating costs are recovered through rental recovery fees charged to tenants. All of our leases are classified as operating leases. Furthermore, a significant portion of our leases are modified gross leases, which is a type of rental agreement where the tenant pays the base rent and a proportional share of certain investment property operating expenses. Although we can recover most of the investment property operating expenses across all of our leases, it is ultimately our responsibility to pay for the operating expenses.

Inflation
Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Rental income is typically adjusted annually and is contractually indexed for inflation based on the local or US consumer price index. In addition, some contracts contain a fixed increase amount, which may differ from inflation. Furthermore, our leases could expose us to potential rises in non-reimbursable property operating expenses, which includes potential costs linked to vacant premises. Additionally, we believe that certain current rental rates within our leases due for renewal are below the current market rates for similar spaces. Upon renewal or re-leasing, adjustments to these rates to align with or approach current market levels may counterbalance the impact of inflationary expense pressures associated with our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities might drive up the cost to develop properties. In addition, an increase in inflation may increase the replacement value of our real estate assets, and as such, the development of new assets may be adversely impacted if corresponding rental rates do not have a similar increase.
Nearshoring Trends
Global trade dynamics, including escalating tariffs and geopolitical tensions such as the conflicts in Ukraine and the Middle East, have introduced significant uncertainty into cross-border commerce. These pressures have led companies to rethink their supply chains and explore ways to expand or relocate production facilities that are closer to U.S. headquarters and end markets. While the countries in which we operate might be positioned to benefit from strengthening nearshoring dynamics, resulting in greater supply chain security, reduced long shipping routes, and minimized sensitivity to global disruptions in trade linkages, there are broader implications. Rising tariffs and growing geopolitical tensions may still lead to increased input costs, supply chain complexity, and reduced access to international markets, potentially offsetting some of the benefits of nearshoring.
Development
Our business relies in part on the successful, on-time, and on-budget development of new properties in order to increase GLA. We have a proven track record of executing our development strategy, however, our operations could be impacted by construction work delays, increased supply chain costs, shortage of qualified labor in our geographies or changes or difficulties in the permitting and regulatory environment.

Key Components of Operating Results
Revenue
We generate revenue through investment property rental income and development fees.
Investment property rental income primarily consists of rental payments from tenants through operating lease agreements. Our leases with tenants (customers) are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Rental income is recognized under the requirements of International Financial Reporting Standard ("IFRS") 16 - Leases (“IFRS 16”) and revenue on the non-lease components is recognized under the requirements of IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”). This is included as rental revenue in our condensed consolidated interim statements of profit or loss and comprehensive income (loss).
Development fees are determined in accordance with the terms specified on each arrangement with customers. The fees are recognized as revenue when they are earned under the agreements with customers. They are included in other revenue in our condensed consolidated interim statements of profit or loss and comprehensive income (loss).
Investment property operating expense
Investment property operating expense includes the direct operating expenses of the property including repairs and maintenance, property management, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property-related land lease liabilities and other property related expenses. The majority of the property operating expenses can be recovered through the rental recoveries charged to tenants.
General and administrative expense
General and administrative expense includes personnel costs, including salaries, bonuses, employee benefits, director fees, and share-based payments expenses, operating costs of the business support functions, such as finance and accounting, legal, human resources, administrative, as well as service and professional fees, office expenses, and bank service charges.
Listing expense
Listing expense is recognized upon consummation of the Business Combination in accordance with IFRS 2 - Share-based Payment ("IFRS 2"), representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets, which represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Investment property valuation gain
Investment property valuation gain (loss) is the investment properties’ change in fair value. The valuation analysis is performed by an independent external firm, which determines the fair market value of the investment properties. The fair market value of an investment property depends on the type of property. We hold operating properties, properties under development, and land.
Interest income from affiliates
Interest income from affiliates mainly consists of interest generated by issuing notes to related parties and key personnel. No interest income from affiliates was recognized during the three and nine months ended September 30, 2025 as the only note to related parties and key personnel outstanding, was settled in March 2024.
Financing costs
Financing costs consists of interest expense, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Interest expense represents the interest costs incurred through mortgage loans and bridge loans.

Net foreign currency gain (loss)
Net foreign currency gain (loss) consists of the net profit or loss generated through the settlement of monetary items or the translation of monetary items at rates different from those at which they were translated upon initial recognition.
Other income
Other income consists of interest income from certificates of deposit and bank accounts as well as installment payment receivables from the sale of investment properties, income in connection with certain lock-up release agreements that we entered into with certain non-affiliated shareholders in June 2024 (the “Lock-Up Release Agreements”, "Lock-Up Shares"), and other miscellaneous income.
Other expenses
Other expenses consists of transaction-related costs in connection with the Business Combination, fees in connection with the Lock-Up Release Agreements, other miscellaneous expenses including capital raising costs, dead deal pursuit costs, and gain/loss on disposition of properties.
Income tax expense
Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax expense comprises of current and deferred tax. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Deferred tax is recognized using the balance sheet liability method in accordance with IAS 12 - Income taxes ("IAS 12") on taxable temporary differences between the tax base and the accounting base of items included in our condensed consolidated interim statements of financial position.
Our Segments
Our four reportable segments are the geographic regions we operate in, Costa Rica, Colombia, Peru and Mexico. The four geographic segments primarily derive revenue from various operating leases with customers for the rental of warehouses. Our portfolio is strategically located within key trade and logistics corridors in the major cities of Costa Rica, Colombia, Peru and Mexico to conduct commercial operations.
Costa Rica: As of September 30, 2025, Costa Rica is our largest operating segment, with 19 buildings and an Operating GLA of 2.5 million square feet.
Colombia: As of September 30, 2025, Colombia had 5 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 50.6 acres.
Peru: As of September 30, 2025, Peru had 7 buildings with an Operating GLA of 1.5 million square feet, 2 building under development with a GLA of 0.5 million, and a land reserve of 19.0 acres.
Mexico: As of September 30, 2025, Mexico had 2 buildings with an Operating GLA of 0.3 million square feet.
Revenue by segment
Management analyzes revenue by comparing actual monthly revenue to internal projections and prior periods across the operating segments in order to assess performance, identify potential areas for improvement, and determine whether the segments are meeting management’s expectations.
Segment Net Operating Income ("NOI")
Management defines NOI as revenue without other revenue (which primarily relates to development fee revenue) less investment property operating expense. Management uses NOI by segment to assess financial performance at the segment level.

Results of operations for the three months ended September 30, 2025, compared to the three months ended September 30, 2024
The results of operations presented below should be reviewed in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the three months ended September 30, 2025 and 2024:

	For the Three Months Ended September 30,
	2025	2024	$ Change	% Change
REVENUE
Costa Rica	$6,029,041	$6,122,296	$(93,255)	(1.5%)
Colombia	2,432,983	2,068,024	364,959	17.6%
Peru	3,487,338	2,983,454	503,884	16.9%
Mexico	221,586	—	221,586	100.0%
Unallocated revenue	713,568	98,856	614,712	621.8%
Total revenues	12,884,516	11,272,630	1,611,886	14.3%

Investment property operating expense
Costa Rica	(829,735)	(741,086)	(88,649)	12.0%
Colombia	(300,277)	(309,608)	9,331	(3.0)%
Peru	(647,014)	(566,225)	(80,789)	14.3%
Mexico	(10,383)	—	(10,383)	100.0%
Total investment property operating expense	(1,787,409)	(1,616,919)	(170,490)	10.5%
General and administrative	(4,498,830)	(4,750,884)	252,054	(5.3)%
Investment property valuation gain	7,149,954	8,175,196	(1,025,242)	(12.5)%
Financing costs	(4,929,139)	(5,796,879)	867,740	(15.0)%
Net foreign currency gain	21,052	49,158	(28,106)	(57.2)%
Other income	209,619	1,104,810	(895,191)	(81.0)%
Other expenses	(557,635)	(1,238,072)	680,437	(55.0)%
Profit (loss) before taxes	8,492,128	7,199,040	1,293,088	18.0%
Income tax expense	(3,257,287)	(2,365,571)	(891,716)	37.7%
PROFIT(LOSS) FOR THE PERIOD	$5,234,841	$4,833,469	$401,372	8.3%
Revenue: Revenue increased by $1.6 million, or 14.3%, to $12.9 million for the three months ended September 30, 2025 from $11.3 million for the three months ended September 30, 2024. The increase was attributable to the $0.7 million of revenue recognized upon the early termination of a property development contract in El Salvador in September 2025. Additional growth included $0.3 million associated with higher occupancy rates following the partial vacancies in Colombia during the prior-year period, $0.3 million associated with higher occupancy rates in Peru, $0.2 million from the Stabilization of one building in Peru in February 2025, $0.2 million from the acquisition of the investment properties in Puebla, Mexico in August 2025, and $0.1 million related to CPI-linked escalations in Colombia in 2025. These increases were partially offset by a $0.1 million decrease in other revenue.
Costa Rica – Revenue in Costa Rica decreased by $0.1 million, or 1.5%, to $6.0 million for the three months ended September 30, 2025 from $6.1 million for the three months ended September 30, 2024. The decrease was primarily attributable to a $0.1 million decrease in other revenue.
Colombia – Revenue in Colombia increased by $0.4 million, or 17.6% to $2.4 million for the three months ended September 30, 2025 from $2.1 million for the three months ended September 30, 2024. The increase was primarily attributable to additional rental revenue of $0.3 million associated with higher occupancy rates compared to the partial vacancies during the prior-year period, as well as a $0.1 million increase from CPI-linked escalations in 2025.

Peru – Revenue in Peru increased by $0.5 million, or 16.9%, to $3.5 million for the three months ended September 30, 2025 from $3.0 million for the three months ended September 30, 2024. The increase was attributable to the additional rental revenue of $0.3 million associated with higher occupancy rates, as well as a $0.2 million increase resulting from the Stabilization of Building 100 (0.2 million sq ft) in Parque Logistico Callao in February 2025.
Mexico – Revenue in Mexico increased by $0.2 million, or 100.0%, to $0.2 million for the three months ended September 30, 2025 from $0.0 million for the three months ended September 30, 2024. The increase was attributable to the acquisition of the operating investment properties in Puebla, Mexico in August 2025.
Investment property operating expense: Investment property operating expense increased by $0.2 million, or 10.5%, to $1.8 million for the three months ended September 30, 2025 from $1.6 million for the three months ended September 30, 2024. The increase was primarily attributable to increased expected credit loss provisions, increased utilities, maintenance, and property management fees, and higher real estate taxes due to a greater number of Stabilized buildings during the three months ended September 30, 2025, compared to the prior-year period.
Costa Rica – Investment property operating expense in Costa Rica increased by $0.1 million, or 12.0%, to $0.8 million for the three months ended September 30, 2025, from $0.7 million for the three months ended three months ended September 30, 2024, which was primarily driven by additional operating costs associated with Stabilized properties.
Costa Rica's Segment NOI decreased by $0.2 million, to $5.2 million for the three months ended September 30, 2025 from $5.4 million for the three months ended September 30, 2024, which was primarily driven by an increase in investment property operating expenses and a decrease in other revenue.
Costa Rica's Segment NOI as a percentage of revenue decreased by 1.7%, to 86.2% for the three months ended September 30, 2025 from 87.9% for the three months ended September 30, 2024, which was primarily attributable to the increase in operating expenses and decrease in other revenue.
Colombia – Investment property operating expense in Colombia remained relatively consistent, at $0.3 million for the three months ended September 30, 2025, and $0.3 million for the three months ended September 30, 2024.
Colombia's Segment NOI increased by $0.3 million, to $2.1 million for the three months ended September 30, 2025 from $1.8 million for the three months ended September 30, 2024, which was primarily driven by positive rental rate growth upon lease rollover and the increased occupancy rates, partially offset by increased expected credit loss provisions on tenant receivables.
Colombia's Segment NOI as a percentage of revenue increased by 2.7%, to 87.7% for the three months ended September 30, 2025 from 85.0% for the three months ended September 30, 2024, which was primarily driven by the relatively larger increase in rental rates negotiated under the new lease agreement, as well as an increase in occupancy rates.
Peru – Investment property operating expense in Peru increased by $0.1 million, or 14.3%, to $0.6 million for the three months ended September 30, 2025, from $0.6 million for the three months ended September 30, 2024. The increase was primarily attributable to higher real estate taxes and increased operating expenses due to the Stabilization of Building 100 (0.2 million sq ft) in Parque Logistico Callao in Peru in 2025.
Peru's Segment NOI increased by $0.4 million, to $2.8 million for the three months ended September 30, 2025 from $2.4 million for the three months ended September 30, 2024, due to increased occupancy rates as well as more buildings that became operational in 2024 and are now Stabilized.
Peru's Segment NOI as a percentage of revenue increased by 0.4%, to 81.4% for the three months ended September 30, 2025 from 81.0% for the three months ended September 30, 2024, which was primarily driven by proportionally more revenue resulting from increased occupancy rates as well as building Stabilizations.
Mexico – Since the investment properties in Puebla, Mexico were acquired in August 2025, investment property operating expense in Mexico was less than $0.1 million for the three months ended September 30, 2025.
Mexico's Segment NOI increased by $0.2 million, to $0.2 million for the three months ended September 30, 2025, from $0.0 million for the three months ended September 30, 2024.
Mexico's Segment NOI as a percentage of revenue increased by 95.3% to 95.3% for the three months ended September 30, 2025 from 0.0% for the three months ended September 30, 2024. This percentage does not reflect a consistent pattern due to limited data since the asset acquisition in August 2025. It is anticipated that the metric will stabilize over subsequent periods.
General and administrative: General and administrative decreased by $0.3 million, or 5.3%, to $4.5 million for the three months ended September 30, 2025, from $4.8 million for the three months ended September 30, 2024. This decrease was attributable to the higher costs incurred in connection with the Business Combination during the prior-year period.
Investment property valuation gain: Investment property valuation gain decreased by $1.0 million, or 12.5%, to a gain of $7.1 million for the three months ended September 30, 2025, from a gain of $8.2 million for the three months ended September 30, 2024. The decrease was primarily attributed to:
•a $5.6 million reduction in valuation gain in Colombia, from $11.5 million for the three months ended September 30, 2024, to $5.9 million for the corresponding period in 2025. This reduction primarily reflects the significant rent-driven fair value appreciation recorded in the three months ended September 30, 2024, which was not observed to the same extent in the comparable period of 2025.
The decrease in investment property valuation gain was partially offset by:
•a $2.9 million increase in valuation gain in Costa Rica, from a loss of $0.2 million for the three months ended September 30, 2024, to a gain of $2.7 million for the three months ended September 30, 2025. This increase is primarily attributable to higher investment property values in Latam Logistic Park Coyol 1 and Latam Logistic Park San José – Verbena, driven by rising market rents and a 25-basis-point decrease in the discount rate.
•a $1.5 million reduction in valuation loss in Peru, from a loss of $3.1 million during the three months ended September 30, 2024 to a loss of $1.6 million during the three months ended September 30, 2025. The higher loss in 2024 was due to the fair value estimation adjustments made in the three months ended September 30, 2024 to increase the estimated remaining construction costs and projected operating expenses.
•a $0.1 million increase in valuation gain in Mexico, capturing the slight valuation gain since the acquisition of the operating investment properties in Puebla, Mexico in August 2025.
The change in investment property valuation gain is subject to various factors, including the rental rates achieved on new or renewed leases, market capitalization rates, and valuation assumptions. The fair value change of our investment properties is further discussed in Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements.
Financing costs: Financing costs decreased by $0.9 million, or 15.0%, to $4.9 million for the three months ended September 30, 2025, from $5.8 million for the three months ended September 30, 2024. The decrease was primarily attributable to a $0.6 million reduction in interest expense, largely due to the lower interest rates in Colombia and Costa Rica in 2025 compared to 2024. The decrease was also attributable to $0.3 million reduction in interest expense due to loan repayments made in May 2025.
Net foreign currency gain (loss): Net foreign currency gain remained consistent at $0.0 million for both the three months ended September 30, 2025 and the three months ended September 30, 2024. The foreign currency gain is primarily related to the exchange rate fluctuations related to our Peruvian, Costa Rican and Mexican entities that hold monetary items denominated in their local currencies, which are impacted by the change in exchange rates. The majority of the impact was associated with our Value Added Tax ("VAT") receivables.
The following table summarizes the foreign currency exchange rates for the U.S. dollar as of September 30, 2025 and December 31, 2024:

	2025	2024
CRC	CRC 506	CRC 513
PEN	PEN 3.495	PEN 3.770
MXN	MXN 18.38	N/A
Other income: Other income decreased by $0.9 million, or 81.0%, to $0.2 million for the three months ended September 30, 2025, from $1.1 million for the three months ended September 30, 2024. This decrease was mainly attributable to one-time income in connection with the Lock-Up Release Agreements incurred during the three months ended September 30, 2024. Refer to Note 6 of the Unaudited Condensed Consolidated Interim Financial Statements for details.
Other expense: Other expense decreased by $0.7 million, or 55.0%, to $0.6 million for the three months ended September 30, 2025, from $1.2 million for the three months ended September 30, 2024. This decrease was attributable to transaction costs related to the Business Combination incurred during the three months ended September 30, 2024, and there were no relevant transaction costs incurred during the current period.
Income tax expense: Income tax expense increased by $0.9 million, or 37.7%, to $3.3 million for the three months ended September 30, 2025 from $2.4 million for the three months ended September 30, 2024. The change in tax expense was primarily driven by an increase in tax expense attributable to currency fluctuations of $0.5 million. For example, as the Peruvian Sol strengthens against the U.S. dollar, the Company incurs taxable gain for U.S. dollar-denominated debt held by operating entities in Peru which report the local currency gain on the local country tax returns. The impact to income tax expense from U.S. dollar-denominated debt is offset by changes in the deferred tax liabilities for the Company’s investment properties, which, except for Colombia, are held in entities with U.S. dollar functional currency. As the historical currency exchange rates are used to calculate the tax basis of the investment properties, deferred taxes for these properties increase or decrease based on currency exchange fluctuations. The income tax expense was also increased by $0.3 million due to a change in profit (loss) before taxes (including the impact of alternative minimum tax in Colombia); and other tax expense increases of $0.1 million including changes in unrecognized deferred tax assets and other adjustments.
Results of operations for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024
The results of operations presented below should be reviewed in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
	2025	2024	$ Change	% Change
REVENUE
Costa Rica	$17,969,590	$17,771,033	$198,557	1.1%
Colombia	7,235,530	6,426,573	808,957	12.6%
Peru	10,099,002	8,349,511	1,749,491	21.0%
Mexico	221,586	—	221,586	100.0%
Unallocated revenue	891,291	195,911	695,380	354.9%
Total revenues	36,416,999	32,743,028	3,673,971	11.2%

Investment property operating expense
Costa Rica	(2,637,748)	(2,449,445)	(188,303)	7.7%
Colombia	(1,156,936)	(843,373)	(313,563)	37.2%
Peru	(2,327,179)	(1,563,991)	(763,188)	48.8%
Mexico	(10,383)	—	(10,383)	100.0%
Total investment property operating expense	(6,132,246)	(4,856,809)	(1,275,437)	26.3%
General and administrative	(12,671,001)	(11,001,664)	(1,669,337)	15.2%
Listing expense	—	(44,469,613)	44,469,613	(100.0%)
Investment property valuation gain	8,808,035	17,925,184	(9,117,149)	(50.9)%
Interest income from affiliates	—	302,808	(302,808)	(100.0)%
Financing costs	(15,111,784)	(17,168,235)	2,056,451	(12.0)%
Net foreign currency gain (loss)	285,569	(127,447)	413,016	(324.1)%
Other income	693,988	12,253,069	(11,559,081)	(94.3)%
Other expenses	(560,384)	(8,582,889)	8,022,505	(93.5)%
Profit (loss) before taxes	11,729,176	(22,982,568)	34,711,744	(151.0)%
Income tax expense	(6,548,602)	(6,212,089)	(336,513)	5.4%
PROFIT (LOSS) FOR THE PERIOD	$5,180,574	$(29,194,657)	$34,375,231	(117.7)%
Revenue: Revenue increased by $3.7 million, or 11.2%, to $36.4 million for the nine months ended September 30, 2025 from $32.7 million for the nine months ended September 30, 2024. The increase was attributable to $1.8 million of additional rental revenue primarily from the Stabilization of two buildings in Peru (in April 2024 and February 2025) and one building in Costa Rica (in July 2024). Additionally, an incremental revenue of $1.3 million was generated from the higher occupancy rates compared to prior-year period, $0.7 million of revenue recognized upon the early termination of a property development contract in El Salvador in September 2025, $0.2 million related to the acquisition of operating investment properties in Puebla, Mexico in August 2025, and $0.1 million resulting from CPI-linked rental rate escalations. This was partially offset by a $0.3 million decrease in other revenue, as well as $0.1 million from partial vacancies in the current-year period.
Costa Rica – Revenue in Costa Rica increased by $0.2 million, or 1.1%, to $18.0 million for the nine months ended September 30, 2025 from $17.8 million for the nine months ended September 30, 2024. The increase was primarily attributable to $0.6 million of additional rental revenue from the Stabilization of Building 400 (0.2 million sq ft) within Latam Parque Logístico San José - Verbena in July 2024. The increase was partially offset by a $0.3 million decrease in other revenue, as well as a $0.1 million decrease due to partial vacancies during the current-year period.
Colombia – Revenue in Colombia increased by $0.8 million, or 12.6%, to $7.2 million for the nine months ended September 30, 2025 from $6.4 million for the nine months ended September 30, 2024. The increase was primarily attributable to a $0.7 million increase associated with higher occupancy rates compared to the partial vacancies during the prior-year period, as well as a $0.1 million increase from CPI-linked rental rate escalations in 2025.

Peru – Revenue in Peru increased by $1.7 million, or 21.0%, to $10.1 million for the nine months ended September 30, 2025 from $8.3 million for the nine months ended September 30, 2024. The increase was attributable to additional rental revenue of $1.2 million from the Stabilization of Building 100 (0.2 million sq ft) in Parque Logistico Callao in February 2025, and the Building 500 (0.2 million sq ft) in Latam Logistic Park Lima Sur in April 2024. In addition, there was a $0.5 million increase resulting from higher occupancy rates.
Mexico – Revenue in Mexico increased by $0.2 million, or 100.0%, to $0.2 million for the nine months ended September 30, 2025 from $0.0 million for the nine months ended September 30, 2024. The increase was attributable to the acquisition of the operating investment properties in Puebla, Mexico in August 2025.
Investment property operating expense: Investment property operating expense increased by $1.3 million, or 26.3%, to $6.1 million for the nine months ended September 30, 2025, from $4.9 million for the nine months ended September 30, 2024. The increase was primarily attributable to costs incurred related to the Stabilization of buildings in Peru and Costa Rica, increased real estate taxes and operating expenses in Peru, and increased expected credit loss provisions on tenant receivables in Colombia.
Costa Rica – Investment property operating expense in Costa Rica increased by $0.2 million, or 7.7% to $2.6 million for the nine months ended September 30, 2025, from $2.4 million for the nine months ended September 30, 2024. This increase is primarily driven by increased operating expenses related to the Stabilization of a building in Parque Logístico San José - Verbena in July 2024.
Costa Rica's Segment NOI increased by less than $0.1 million, to $15.3 million for the nine months ended September 30, 2025 from $15.3 million for the nine months ended September 30, 2024, which was primarily attributable to the proportionate increase in rental revenue and operating and maintenance expenses related to the Stabilization of the building in Parque Logístico San José - Verbena.
Costa Rica's Segment NOI as a percentage of revenue decreased by 0.9% to 85.3% for the nine months ended September 30, 2025 from 86.2% for the nine months ended September 30, 2024, which is primarily attributable to the operating expenses arising from the Stabilization of the building in Parque Logístico San José - Verbena.
Colombia – Investment property operating expense in Colombia increased by $0.3 million, or 37.2%, to $1.2 million for the nine months ended September 30, 2025, from $0.8 million for the nine months ended September 30, 2024. The increase was primarily driven by increased expected credit loss provisions on outstanding tenants receivables.

Colombia's Segment NOI increased by $0.5 million, to $6.1 million for the nine months ended September 30, 2025 from $5.6 million for the nine months ended September 30, 2024, which was primarily driven by positive rental rate growth upon lease rollover and the increased occupancy rates, partially offset by increased expected credit loss provisions on tenant receivables.

Colombia's Segment NOI as a percentage of revenue decreased by 2.9%, to 84.0% for the nine months ended September 30, 2025 from 86.9% for the nine months ended September 30, 2024, which was primarily driven by the proportionally higher investment property operating expenses described above compared to the increased revenue driven by positive rental rate growth and increased occupancy rates.

Peru – Investment property operating expense in Peru increased by $0.8 million, or 48.8%, to $2.3 million for the nine months ended September 30, 2025, from $1.6 million for the nine months ended September 30, 2024. The increase was primarily attributable to the higher real estate taxes and increased operating expenses arising from the two new buildings that were Stabilized in April 2024 and February 2025.
Peru's Segment NOI increased by $1.0 million, to $7.8 million for the nine months ended September 30, 2025 from $6.8 million for the nine months ended September 30, 2024, due to the additional rental revenue related to the two Stabilized buildings, partially offset by higher real estate taxes and increased operating expenses related to the two Stabilized buildings.
Peru's Segment NOI as a percentage of revenue decreased by 4.3%, to 77.0% for the nine months ended September 30, 2025 from 81.3% for the nine months ended September 30, 2024, which was primarily driven by proportionally higher real estate taxes and increased operating expenses incurred for the two Stabilized buildings in Peru compared to the increased revenue from the two Stabilized buildings.
Mexico – Since the investment properties in Puebla, Mexico were acquired in August 2025, the investment property operating expense in Mexico was less than $0.1 million for the nine months ended September 30, 2025.

Mexico's Segment NOI increased by $0.2 million, to $0.2 million for the nine months ended September 30, 2025, from $0.0 million for the nine months ended September 30, 2024.
Mexico's Segment NOI as a percentage of revenue increased by 95.3% to 95.3% for the nine months ended September 30, 2025 from 0.0% for the nine months ended September 30, 2024. This percentage does not reflect a consistent pattern due to limited data since the asset acquisition in August 2025. It is anticipated that the metric will stabilize over subsequent periods.
General and administrative: General and administrative increased by $1.7 million, or 15.2%, to $12.7 million for the nine months ended September 30, 2025 from $11.0 million for the nine months ended September 30, 2024. This was primarily attributable to a $1.4 million increase in professional services expenses, largely reflecting the ongoing costs to operate as a public company. Additional increases included $0.3 million in amortization expense related to Director and Officer ("D&O") liability insurance incurred after the consummation of the Business Combination, and a $0.5 million increase in withholding tax expense in Costa Rica and tax penalties in Colombia. This was partially offset by a $0.5 million decrease in professional services expenses, attributable to the higher costs incurred in connection with the Business Combination during the prior-year period.
Listing expense: Listing expense was $44.5 million for the nine months ended September 30, 2024, and there was no such listing expense during the nine months ended September 30, 2025. The one-time listing expense was recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
Investment property valuation gain: Investment property valuation gain decreased by $9.1 million, or 50.9%, to $8.8 million for the nine months ended September 30, 2025, from $17.9 million for the nine months ended September 30, 2024. The decrease was primarily attributed to:
•a $1.9 million reduction in the valuation gain in Peru, from a gain of $0.8 million during the nine months ended September 30, 2024 to a loss of $1.1 million during the nine months ended September 30, 2025, primarily driven by a one-time gain during the nine months ended September 30, 2024 for a building that was projected to have lower than expected construction costs and an earlier than expected Stabilization date, which positively impacted the valuation gain in the prior period. There were no similar adjustments during the nine months ended September 30, 2025.
•a $11.7 million reduction in the valuation gain in Colombia, primarily due to the increase in fair value from favorable rental rate negotiations in the nine months ended September 30, 2024.
The decrease in investment property valuation gain was partially offset by:
•a $4.4 million decrease in the valuation loss in Costa Rica, from a loss of $1.9 million during the nine months ended September 30, 2024 to a gain of $2.5 million during the nine months ended September 30, 2025. The decrease in the valuation loss was primarily driven by adjustments to the forecasted rental rates for certain properties in Costa Rica during the nine months ended September 30, 2024, which led to a loss in the fair market adjustment for those properties. There were no similar adjustment during the nine months ended September 30, 2025.
•a $0.1 million increase in valuation gain in Mexico, capturing the slight valuation gain since the acquisition of the operating investment properties in Puebla, Mexico in August 2025.
The change in investment property valuation gain is subject to various factors, including the rental rates achieved on new or renewed leases, market capitalization rates, and valuation assumptions. The fair value change of our investment properties is further discussed in Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements.
Interest income from affiliates: Interest income from affiliates was $0.3 million for the nine months ended September 30, 2024, and there was no such income for the nine months ended September 30, 2025, as the Company had recognized interest income from the loan receivable with Latam Logistics Investments, LLC, which was settled upon the closing of the Business Combination in March 2024.
Financing costs: Financing costs decreased by $2.1 million, or 12.0%, to $15.1 million for the nine months ended September 30, 2025 from $17.2 million for the nine months ended September 30, 2024. The decrease was primarily attributable to a $1.5 million decrease due to lower interest rates in Colombia in 2025 compared to 2024. In addition, the Company incurred $0.6 million of debt modification losses in 2024 that were not incurred in 2025.
Net foreign currency gain (loss): The Company recorded a foreign currency gain of $0.3 million for the nine months ended September 30, 2025 from a loss of $0.1 million for the nine months ended September 30, 2024. The change was primarily related to the exchange rate fluctuations related to our Peruvian, Costa Rican and Mexican entities that hold monetary items denominated in their local currencies, which are impacted by the change in exchange rates. The majority of the impact was associated with our Value Added Tax ("VAT") receivables. Both Costa Rican Colones ("CRC") and Peruvian Soles ("PEN") strengthened against the U.S. dollar during the period, which contributed to the overall gain for the nine months ended September 30, 2025.
The following table summarizes the foreign currency exchange rates for the U.S. dollar as of September 30, 2025 and December 31, 2024:

	2025	2024
CRC	CRC 506	CRC 513
PEN	PEN 3.495	PEN 3.770
MXN	MXN 18.38	N/A
Other income: Other income decreased by $11.6 million or 94.3%, to $0.7 million for the nine months ended September 30, 2025 from $12.3 million for the nine months ended September 30, 2024. This decrease was primarily driven by $11.6 million in one-time income in connection with the Lock-Up Release Agreement incurred during the nine months ended September 30, 2024, and there were no relevant transaction costs incurred during the current period. See Note 6 of the Unaudited Condensed Consolidated Interim Financial Statements for details.
Other expense: Other expense decreased by $8.0 million, or (93.5)%, to $0.6 million for the nine months ended September 30, 2025, from $8.6 million for the nine months ended September 30, 2024. This decrease was due to $8.0 million of one-time transaction costs related to the Business Combination incurred in 2024 that were not incurred in 2025.

Income tax expense: Income tax expense increased by $0.3 million, or 5.4%, to $6.5 million for the nine months ended September 30, 2025 from $6.2 million for the nine months ended September 30, 2024. The change in tax expense was primarily driven by an increase in tax expense attributable to foreign exchange of $2.3 million. For example, as the Peruvian Sol strengthens against the U.S. dollar, the Company incurs taxable gain for U.S. dollar-denominated debt held by operating entities in Peru which report the local currency gain on the local country tax returns. The impact to income tax expense from U.S. dollar-denominated debt is offset by changes in the deferred tax liabilities for the Company’s investment properties, which, except for Colombia, are held in entities with U.S. dollar functional currency. As the historical currency exchange rates are used to calculate the tax basis of the investment properties, deferred taxes for these properties increase or decrease based on currency exchange fluctuations. Other tax expense increases totaled $0.3 million, including capital gain on investments, changes in unrecognized deferred tax assets and other adjustments. These increases were offset by a change in profit (loss) before taxes, resulting in a $1.3 million decrease to tax expense (including the impact of alternative minimum tax in Colombia); and the lack of intercompany dividends or building sales during the nine months ended September 30, 2025, compared with $1.0 million of intercompany dividend tax expense during the nine months ended September 30, 2024.
Non-IFRS Financial Measures and Other Measures and Reconciliations
In addition to our financial results reported in accordance with IFRS, we also report adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"), NOI, Same-Property NOI, Cash NOI, Same-Property Cash NOI, funds from operation ("FFO"), FFO (as defined by LPA), Adjusted FFO, Net debt, Net debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties, all of which are non-IFRS measures. We believe these measures are useful to investors as they provide additional insight into how we assess our performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.
For the 28 properties within the same-property population as of September 30, 2025, Same-Property NOI increased by 4.8% and Same-Property Cash NOI increased by 3.2%, respectively, during the three months ended September 30, 2025, as compared to the three months ended September 30, 2024. Same-Property NOI increased by 1.2%, while Same-Property

Cash NOI decreased by 0.8% during the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024.
The following table presents a summary of our non-IFRS measures for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
(USD in thousands)	2025	2024	2025	2024
Adjusted EBITDA	$7,306	$5,814	$20,274	$19,625
NOI	$10,386	$9,555	$29,394	$27,690
Same-Property NOI	$9,066	$8,653	$26,145	$25,843
Cash NOI	$10,464	$9,215	$29,301	$26,887
Same-Property Cash NOI	$9,157	$8,876	$26,460	$26,678
FFO	$(1,915)	$(3,342)	$(3,627)	$(47,120)
FFO (as defined by LPA)	$(1,024)	$(2,240)	$(1,681)	$(3,670)
Adjusted FFO	$(559)	$(2,206)	$(595)	$(4,035)
The following table presents a summary of LPA’s non-IFRS multiples for the periods presented:

	As of and for the nine months ended September 30,	As of and for the year ended December 31,
	2025	2024
Net Debt to NOI (1)	6.5x	6.3x
Net Debt to Adjusted EBITDA (1)	9.5x	9.0x
Net Debt to Investment Properties	41.0%	41.7%
(1)Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations.

(USD in thousands except for percentage and ratio data)	As of and for the twelve months ended September 30, 2025 (4)	As of and for the year ended December 31, 2024
Adjusted EBITDA	$26,253	$25,604
Adjusted EBITDA Margin (1)	56.4%	58.7%
NOI	$38,311	$36,607
Costa Rica (2)	$20,767	$20,756
Colombia (2)	$8,084	$7,588
Peru (2)	$9,249	$8,263
Mexico (2)	$211	—
Net Debt to NOI (3)	6.7x	6.3x
Net Debt to Adjusted EBITDA (3)	9.8x	9.0x
Net Debt to Investment Properties	41.0%	41.7%

(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the relevant period over Rental Revenue for such period.

(2)For the twelve month period ended September 30, 2025 and the year ended December 31, 2024, the NOI of Costa Rica represented 54.2% and 56.7% of the total NOI, respectively, the NOI of Colombia represented 21.1% and 20.7% of the total NOI, respectively, the NOI of Peru represented 24.1% and 22.6% of the total NOI, respectively, and NOI of Mexico represented 0.6% and —% of the total NOI, respectively.
(3)Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations.
(4)Includes the Company's results for the four-quarter period ended September 30, 2025.
Use of Constant Currency
As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Reconciliations of non-IFRS Measures
Adjusted EBITDA – We define Adjusted EBITDA as profit (loss) for the period adjusted by (a) interest income from affiliates,(b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain or loss, (f) share-based payments, (g) one-time cash bonus related to the Business Combination, (h) listing expense, (i) other income, (j) other expenses and (k) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our business. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of our assets.
The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS measure, profit (loss) for the respective period:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$5,235	$4,833	$5,181	$(29,195)
Interest income from affiliates	—	—	—	(303)
Financing costs (1)	4,995	5,797	15,324	17,168
Income tax expense	3,258	2,365	6,549	6,212
Depreciation and amortization (2)	221	355	793	760
Investment property valuation gain	(7,150)	(8,175)	(8,808)	(17,925)
Share-based payments (3)	419	556	1,655	1,696
One-time cash bonus related to the Business Combination (4)	—	—	—	285
Listing expense (5)	—	—	—	44,470
Other income (6)	(209)	(1,105)	(694)	(12,253)
Other expenses (7)	557	1,238	560	8,583
Net foreign currency loss (gain)	(21)	(50)	(286)	127
Adjusted EBITDA	$7,306	$5,814	$20,274	$19,625
(1)Financing costs primarily included interest expense of $4.9 million and $15.1 million for the three and nine months ended September 30, 2025, respectively, and $5.8 million and $17.2 million for the three and nine months ended September 30, 2024, respectively, in connection with our long-term debt. Financing costs also include interest expense on lease liabilities. See Note 12 of the Unaudited Condensed Consolidated Interim Financial Statements for details.
(2)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment, and amortization of right-of-use assets. The amounts were included within general and administrative expense within the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)Certain executives and directors were granted various Restricted Stock Units ("RSUs") and the associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(4)In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.

(5)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(6)Other income primarily included interest income earned on certificates of deposit and bank accounts of $0.1 million and $0.5 million for the three and nine months ended September 30, 2025, respectively, and $0.6 million and $1.3 million for the three and nine months ended September 30, 2024, respectively. Other income also included certain miscellaneous income of $0.1 million and $0.2 million for the three and nine months ended September 30, 2025, respectively and $0.6 million for the nine months ended September 30, 2024. Additionally, Other income included income related to the Lock-Up Release Agreements of $0.5 million and $10.4 million for the three and nine months ended September 30, 2024, respectively.
(7)Other expenses primarily included other miscellaneous capital raising costs, dead deal pursuit costs, and loss/gain on disposition of properties of $0.6 million for three and nine months ended September 30, 2025 and $0.3 million for three and nine months ended September 30, 2024. Additionally, other expenses included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively.
Net Operating Income, or NOI – We define NOI as profit (loss) for the period adjusted by (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) listing expense (d) investment property valuation gain or loss, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) other expenses, and (j) income tax expense. NOI, Same-Property NOI, Cash NOI, and Same-Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. Same properties refer to properties that we have owned and that have been operating for the entirety of the applicable period and the comparable period. We believe that these metrics are useful for investors as performance measures and that they provide useful information regarding our results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of our Unaudited Condensed Consolidated Interim Financial Statements.
We define Same-Property NOI as NOI less non same-property NOI, adjusted for constant currency. We evaluate the performance of the properties we own using a Same-Property NOI, and we believe that Same-Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of our portfolio on performance. When used in conjunction with IFRS financial measures, Same-Property NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Property NOI is a key metric used internally by us to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Property NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that directly result from our investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.
We define Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. We define Same-Property Cash NOI as Cash NOI less non same-property Cash NOI, adjusted for constant currency. The same-property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same-property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same-property population. As of September 30, 2025 and December 31, 2024, the same property population consisted of 28 buildings, aggregating approximately 63% of our total Net Rentable Area ("NRA").

The tables below reconcile these measures to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$5,235	$4,833	$5,181	$(29,195)
Other revenue	(713)	(99)	(891)	(196)
General and administrative expense	4,499	4,751	12,671	11,002
Listing expense (1)	—	—	—	44,470
Investment property valuation gain	(7,150)	(8,175)	(8,808)	(17,925)
Interest income from affiliates	—	—	—	(303)
Financing costs	4,929	5,797	15,112	17,168
Net foreign currency loss (gain)	(21)	(50)	(286)	127
Other income (2)	(209)	(1,105)	(694)	(12,253)
Other expenses (3)	557	1,238	560	8,583
Income tax expense	3,258	2,365	6,549	6,212
NOI	$10,386	$9,555	$29,394	$27,690
Constant currency impact (4)	—	(1)	—	(231)
Less: non same-property NOI (5)	1,319	901	3,249	1,616
Same-Property NOI (5)	$9,066	$8,653	$26,145	$25,843

NOI	$10,386	$9,555	$29,394	$27,690
Straight-line rental revenue	78	(340)	(93)	(803)
CASH NOI	$10,464	$9,215	$29,301	$26,887
Constant currency impact (4)	—	59	—	(61)
Less: non same-property cash NOI (5)	1,307	398	2,841	148
Same-Property Cash NOI (5)	$9,157	$8,876	$26,460	$26,678
(1)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(2)Other income primarily included interest income of $0.1 million and $0.5 million for the three and nine months ended September 30, 2025, respectively, and $0.6 million and $1.3 million for the three and nine months ended September 30, 2024, respectively, from the installment payment receivables from sale of investment properties and certificates of deposits accounts. Additionally, Other income included certain miscellaneous income of $0.1 million and $0.2 million for the three and nine months ended September 30, 2025, respectively and $0.6 million for nine months ended September 30, 2024. Other income also included income related to Lock-Up Release Agreements of $0.5 million and $10.4 million for the three and nine months ended September 30, 2024, respectively.
(3)Other expenses primarily included other miscellaneous capital raising costs, dead deal pursuit costs, and loss/gain on disposition of properties of $0.6 million for three and nine months ended September 30, 2025 and $0.3 million for three and nine months ended September 30, 2024. Additionally, other expenses included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively.

(4)Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We calculate constant currency by calculating prior period results using the average foreign currency exchange rate for the three and nine months ended September 30, 2025.
(5)The same-property pool includes all properties that were classified as operating properties as of September 30, 2025 and since January 1, 2024, and excludes properties that were either disposed of prior to September 30, 2025, or held for sale to a third party as of September 30, 2025. As of September 30, 2025, the same-property pool consisted of 28 buildings aggregating approximately 4.7 million square feet. Non same-property NOI and Cash NOI amounts exclude the NOI attributable to the same-property pool, while Same-Property NOI and Cash NOI amounts include the NOI attributable to the same-property pool.
Funds From Operations, or FFO – LPA defines FFO as profit (loss) for the period, excluding (a) investment property valuation gain or loss. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payments, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue.
LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain non-cash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results. Therefore, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.
Update to Non-IFRS Financial Measures
Beginning in the second quarter of 2024, we changed how we define and calculate FFO. Previously we defined FFO as profit for the period, excluding (a) investment property valuation gain, (b) depreciation and amortization, (c) non-cash financing costs, (d) interest income from affiliates and (e) unrealized foreign currency gain or loss. We defined Adjusted FFO as FFO less (a) realized foreign currency gain or loss and (b) straight-line rental revenue.
We changed to the new FFO Measures as defined above beginning in the second quarter of 2024 to be consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO as we believe most guideline companies in our industry use the NAREIT definition of FFO, thus facilitating comparability between LPA’s operating performance with guideline companies. From FFO, we adjusted for one-time or non-recurring items to get to FFO (as defined by LPA) and FFO (as defined by LPA) was further adjusted for non-cash items to get to Adjusted FFO to better align with how management measures the operating performance of LPA between comparative periods. For comparative purposes, we have retrospectively calculated the FFO for the first quarter of 2024 using the revised methodology, ensuring consistency in our analysis across all periods.

The table below includes reconciliations of FFO, FFO (as defined by LPA) and Adjusted FFO to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$5,235	$4,833	$5,181	$(29,195)
Investment property valuation gain	(7,150)	(8,175)	(8,808)	(17,925)
FFO	$(1,915)	$(3,342)	$(3,627)	$(47,120)
Share-based payments (1)	419	556	1,655	1,696
One-time cash bonus related to the Business Combination (2)	—	—	—	285
Listing expense (3)	—	—	—	44,470
Other income (4)	(85)	(692)	(269)	(11,584)
Other expenses (5)	557	1,238	560	8,583
FFO (as defined by LPA)	$(1,024)	$(2,240)	$(1,681)	$(3,670)
Depreciation and amortization (6)	221	355	793	760
Financing costs (7)	102	73	427	(14)
Interest income from affiliates	—	—	—	(303)
Unrealized foreign currency loss (gain) (8)	64	(54)	(41)	(5)
Straight-line rental revenue	78	(340)	(93)	(803)
Adjusted FFO	$(559)	$(2,206)	$(595)	$(4,035)

(1)Certain executives and directors were granted various RSUs and the associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(2)In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial.
(4)Other income includes all items included in the amount stated in the financial statements except for interest income received in the ordinary course of business of $0.0 million for the three months ended September 30, 2025, $0.7 million for the three months ended September 30, 2024, $0.1 million for the nine months ended September 30, 2025, and $11.0 million for the nine months ended September 30, 2024.
(5)Other expenses primarily included other miscellaneous capital raising costs, dead deal pursuit costs, and loss/gain on disposition of properties of $0.6 million for three and nine months ended September 30, 2025 and $0.3 million for three and nine months ended September 30, 2024. Additionally, other expenses included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively.
(6)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment and amortization of right-of-use assets. The amounts were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.

(7)The adjustment related to financing costs included the non-cash interest expenses of less than $0.1 million and $0.2 million related to our lease liabilities for the three and nine months ended September 30, 2025 which are included within investment property expense and general and administrative expenses. The adjustment also included $0.1 million and $0.2 million, for the three and nine months ended September 30, 2025, respectively of amortization of debt issuance cost, debt modification gain and debt extinguishment loss, included in financing costs in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements. The interest expenses paid in cash are not included in the calculation.
(8)Unrealized foreign currency loss (gain) was included within net foreign currency gain (loss) in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
Net Debt — Net Debt is defined as our total debt (defined as long term debt plus long-term debt—current portion) less cash and cash equivalents. Net Debt to NOI represents Net Debt divided by NOI. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. We believe that these two ratios are useful because they provide investors with information on our ability to repay debt, compared to our performance as measured using NOI and Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). We believe that this ratio is useful because it shows the degree in which Net Debt has been used to finance our assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS financial measures:

	As of and for the nine months ended September 30,	As of and for the year ended December 31,
(USD in thousands except for ratio and percentage data)	2025	2024
Long term debt	$270,584	$253,249
Long term debt – current portion	10,038	12,637
Cash and cash equivalents (1)	(24,590)	(34,662)
Net Debt	$256,032	$231,224
Net Debt to Profit (Loss) (2)	37.1x	(11.9)x
Net Debt to NOI (2)	6.5x	6.3x
Net Debt to Adjusted EBITDA (2)	9.5x	9.0x
Net Debt to Investment Properties	41.0%	41.7%
(1)Cash and cash equivalents included $6.6 million and $5.8 million of restricted cash and cash equivalents associated with the total debt as of September 30, 2025 and December 31, 2024, respectively.
(2)Net Debt related multiples were calculated using the annualized year-to-date Profit (Loss), NOI and Adjusted EBITDA in their respective calculations.
Liquidity and Capital Resources
For the three months ended September 30, 2025 and 2024, we had a profit (loss) of $5.2 million and $4.8 million, respectively, and for the nine months ended September 30, 2025 and 2024, we had a profit (loss) of $5.2 million and $(29.2) million, respectively. As of September 30, 2025, we had cash and cash equivalents, restricted cash equivalent - short term, and restricted cash equivalents - long term of $18.0 million, $0 and $6.6 million, respectively. We require significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures, and expand our business through acquisitions. Our future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support warehouse development efforts.

We believe our existing cash and cash equivalents and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. Furthermore, we have binding lease agreements for several properties under development, which are anticipated to produce additional cash flows upon completion. These future binding agreements, combined with our existing leases, will sufficiently address our working capital and capital expenditure needs. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our financial performance and that of our tenants, the timing and scope of our projects, acquisition activities, competitive factors, and global economic conditions.

If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our logistic warehouse facilities and expansion of our operations would enable us to access financing on reasonable terms.

However, we believe that there can be no assurance that such financing would be available to us on favorable terms or at all. If financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our logistic warehouse facilities, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. We expect to continue to recognize profits as we execute on our operating plan and expand our warehouse offerings in the near term.

Debt
As of September 30, 2025, Company’s total outstanding debt was $280.6 million, of which $270.6 million, or 96.4%, consisted of long-term debt. As of December 31, 2024, Company’s total outstanding debt was $265.9 million, of which $253.2 million, or 95.2%, consisted of long-term debt.

As of September 30, 2025 and December 31, 2024, all of our outstanding debt was secured by its corresponding investment properties, interests in lease contracts related to the investment properties, and equity interests in our subsidiaries, and we are in compliance with all the debt covenants with our lenders. Refer to Note 12 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 16 of the Audited Consolidated Financial Statements for the year ended December 31, 2024 for details.

The scheduled principal and interest payments due on the Company’s debt as of September 30, 2025, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
Remainder of 2025	$2,294,367	—	$2,294,367
2026	10,512,852	—	10,512,852
2027	11,627,032	—	11,627,032
2028	12,476,337	—	12,476,337
2029	13,430,035	—	13,430,035
2030	17,039,807	—	17,039,807
Thereafter	214,728,355	—	214,728,355
Accrued and deferred financing cost, net	(1,486,800)	—	(1,486,800)
Total	$280,621,985	$—	$280,621,985

As of September 30, 2025, 86.4% of the total outstanding debt was denominated in U.S. dollars, while 13.6% was in Colombian pesos. Additionally, 73.3% of the debt was subject to floating rates, whereas 26.7% was subject to fixed rates.

Capital Expenditures
For the nine months ended September 30, 2025 and 2024, we incurred capital expenditures totaling $21.7 million and $14.1 million, respectively, in connection with construction projects to develop warehouses. Refer to Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Share Repurchase Program
On November 22, 2024, the Company's board of directors approved a share repurchase program (the "Program") with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to execute the Program on behalf of the Company to purchase the Ordinary Shares from the open market. The repurchase program will expire on November 20, 2025. Since the approval of the Program, the Company has repurchased 376,028 shares for $3,273,154. For the nine months ended September 30, 2025, 249,194 shares were repurchased for $2,030,381.
The timing and actual number of shares repurchased depends on factors such as the Company's share price, business conditions, and share volume, in addition to overall market conditions. The Program aims to address market dislocation in the pricing of the Company's Ordinary Shares, highlighted by our portfolio of warehouse logistics and industrial assets as well as our overall strategy. The purchase of Ordinary Shares uses cash generated by operating activities and is subject to termination by the Company before the expiration date of the Program. The Share Purchase Agreement was terminated as of June 5, 2025.
Cash Flows
The following table summarizes our condensed consolidated interim cash flows provided by (used in) operating, investing, and financing activities for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
	2025	2024	$ Change	% Change
Net cash provided by operating activities	$14,753,452	$14,375,585	$377,867	2.6%
Net cash used in investing activities	(18,101,281)	(13,343,995)	(4,757,286)	35.7%
Net cash used in financing activities	(7,874,475)	(4,660,719)	(3,213,756)	69.0%
Effects of exchange rate fluctuations on cash held	386,032	(218,765)	604,797	(276.5)%
Net (decrease) increase in cash and cash equivalents	(10,836,272)	(3,847,894)	(6,988,378)	181.6%
Cash and cash equivalents at the beginning of the period	28,827,347	35,242,363	(6,415,016)	(18.2%)
Cash and cash equivalents at the end of the period	$17,991,075	$31,394,469	$(13,403,394)	(42.7%)
Cash flows from operating activities
Cash flows generated by operating activities for the nine months ended September 30, 2025 amounted to $14.8 million, representing an increase of $0.4 million, or 2.6%, compared to $14.4 million for the nine months ended September 30, 2024. The increase in cash generated by operating activities was primarily attributed to:
•a decrease in cash paid for taxes of $2.7 million, as $0.2 million of transfer tax was paid during the nine months ended September 30, 2025, compared to the significantly more transfer taxes paid resulting from higher intercompany dividends during the nine months ended September 30, 2024; and
•an increase in cash received from contracts with tenants (customers) of $2.7 million due to additional properties becoming Stabilized during 2024, and the nine months ended September 30, 2025.
The increase was partially offset by:
•an increase in cash paid for general and administrative expenses of $1.8 million due to the Company's additional costs incurred as a result of the Business Combination during the three months ended March 31, 2024.

•an increase in cash paid for investment property operating expenses of $3.2 million due to additional investment properties becoming Stabilized in 2024, and the nine months ended September 30, 2025.
Cash flows from investing activities
Cash flows used in investing activities for the nine months ended September 30, 2025 amounted to $18.1 million, representing an increase in cash use of $4.8 million, compared to $13.3 million used in investing activities for the nine months ended September 30, 2024. This change was primarily due to:
•an increase of $7.6 million in capital expenditure on investment properties, as there were more development activities and expenditures related to the construction of Buildings 300B and 200 in Parque Logistico Callao during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024;
•an increase of $0.2 million in cash used for repayments on tenant loans; and
•an increase of $0.1 million in cash used for purchases of property and equipment.
The increase was partially offset by:
•a decrease of $2.7 million in restricted cash; and
•an increase of $0.4 million in cash proceeds from the collection of the installments from the sale of an investment property.
Cash flows from financing activities
Cash flows used in financing activities for the nine months ended September 30, 2025 amounted to $7.9 million, representing an increase in cash use of $3.2 million compared to cash flows provided by financing activities of $4.7 million for the nine months ended September 30, 2024. The increase was primarily related to:
•a decrease in proceeds from release of Lock-Up shares, net of transaction costs of $9.2 million;
•a decrease in proceeds from the Business Combination (net of transactions cost) of $4.4 million, as the Company had collected all proceeds and paid most transaction costs by the end of 2024;
•an increase in long-term debt repayment of $2.9 million;
•the repurchase of treasury shares of $2.0 million in the nine months ended September 30, 2024;
•an increase in cash paid for raising debt of $0.4 million;
•a decrease in contributions from non-controlling partners of $0.9 million;
•an increase in repayment of lease liabilities of $0.2 million; and
•payment of tax related to delivered RSU's of $0.1 million in the nine months ended September 30, 2024.
The increase was offset by:
•an increase in proceeds from long-term debt borrowings of $7.9 million;
•a decrease in distributions to non-controlling partners of $6.5 million; and
•a decrease in interest and commitment fees paid of $2.5 million.
Critical Accounting Estimates
LPA's Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB which requires the use of estimates and assumptions that affect the value of assets and liabilities as well as contingent assets and liabilities, as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
For more information, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.
Valuation of Investment Properties
Investment properties are initially recognized at cost and are subsequently measured at fair value. We engage an external appraiser to obtain an independent opinion on the market value of each of our investment properties, including operating properties, properties under development and land bank. Management submits the details of the investment property portfolio for the current period to the appraiser and provides it access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of our investment properties rely on assumptions, which are not directly observable in the market, including discount rates, occupancy rates, net operating income, and market rents. Our operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. Our properties under development are primarily appraised using discounted cash flow and direct capitalization methods, adjusted by the net present value of the cost to complete and the vacancy percentage in the properties under construction. Our land bank is primarily appraised using the income approach.
To review the appraiser’s valuations, we leverage our familiarity with individual properties and regional portfolios, along with insights into factors such as interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process, to evaluate the reasonableness of the results and compare the reported values to those from the previous period to monitor changes. As part of the review process, we offer feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.
For more information, see Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 13 of our audited consolidated financial statements as of and for the year ended December 31, 2024. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of our investment properties.

	Fair Value as of September 30, 2025	Number of Buildings	NRA (1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$28,973,493	N/A	1,090,211	—%	N/A
Sub-total	28,973,493	N/A	1,090,211	—%	N/A
Properties under right-of-use (3)
Peru	10,798,932	N/A	441,115	—%	N/A
Sub-total	10,798,932	N/A	441,115	—%	N/A
Total land bank	39,772,425	N/A	1,531,326	—%	N/A
Properties under development:
Properties under right-of-use (3)
Peru	34,406,941	2	478,229	85.8%	—%
Sub-total	34,406,941	2	478,229	85.8%	—%
Total properties under development	34,406,941	2	478,229	85.8%	—%
Operating properties:
Owned properties
Costa Rica (4)	263,706,474	19	2,516,148	100.0%	100.0%
Colombia	130,125,933	5	1,255,394	92.2%	92.2%
Peru	122,872,541	6	1,351,860	100.0%	98.6%
Mexico	20,048,000	2	257,688	100.0%	100.0%
Sub-total	536,752,948	32	5,381,090	98.1%	97.9%
Properties under right-of-use (3)
Peru	13,666,300	1	169,187	100.0%	100.0%
Sub-total	13,666,300	1	169,187	100.0%	100.0%
Total operating properties	550,419,248	33	5,550,277	98.2%	97.9%
Total operating and properties under development	584,826,189	35	6,028,506	97.3%	90.1%
Total	$624,598,614	35	7,559,832	N/A	N/A

	Fair Value as of December 31, 2024	Number of Buildings	NRA(1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$23,851,330	N/A	1,090,211	15.0%(2)	N/A
Sub-total	23,851,330	N/A	1,090,211	15.0%	N/A
Properties under right-of-use(3)
Peru	16,691,019	N/A	670,322	—%	N/A
Sub-total	16,691,019	N/A	670,322	—%	N/A
Total land bank	40,542,349	N/A	1,760,533	9.3%	N/A
Properties under development:
Properties under right-of-use(3)
Peru	21,798,170	2	421,321	100.0%	25.2%
Sub-total	21,798,170	2	421,321	100.0%	25.2%
Total properties under development	21,798,170	2	421,321	100.0%	25.2%
Operating properties:
Owned properties
Costa Rica(4)	260,094,960	19	2,516,137	100.0%	99.4%
Colombia	109,065,873	5	1,255,404	100.0%	100.0%
Peru	123,017,512	6	1,350,084	94.8%	94.8%
Total operating properties	492,178,345	30	5,121,625	98.6%	98.3%
Total operating and properties under development	513,976,515	32	5,542,946	98.7%	92.8%
Total	$554,518,864	32	7,303,479	N/A	N/A
(1)The NRA for land bank and properties under development reflect the estimated potential net rental area. The NRA excludes the net rentable area of the patios or the open-air rentable land.
(2)We entered into lease agreements with certain tenants for investment properties that are expected to be constructed in the land bank.
(3)Properties under right-of-use are mainly related to the investment properties developed on leased land. More specifically, they were associated with a land lease agreement the Parque Logistic Callao S.R.L. (Parque Logistic), a partnership entity controlled by LPA, entered into with Lima Airport Partners S.R.L. (“LAP”) under which Parque Logistic committed to lease a land parcel for a period of 30 years, with the intention of developing investment properties.
(4)As of September 30, 2025 and December 31, 2024, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for both periods for the use of trailer parking and open-air warehousing. As of September 30, 2025 and December 31, 2024, the patios and open-air rentable land had a fair value of $6.1 million, with a weighted average capitalization rate of 8.3%. The NRA included in the table above excludes areas related to the patios or the open-air rentable land.

Quantitative and Qualitative Disclosures about Market Risk
LPA is exposed to various market and other risks, including the effects of changes in interest rates and foreign currency risk.
Interest Rate Risk
LPA holds financial liabilities (e.g., long-term debt) subject to interest rate risk. LPA manages the interest rate risk by maintaining a mix of fixed and variable rate debt depending on market conditions and facility terms. Fluctuations in interest rates as of the reporting date may impact profit or loss and cash flows. As of September 30, 2025 and December 31, 2024, the debt balances that were subject to variable rates were $205.8 million and $97.7 million, respectively. Assuming no change in the principal amounts outstanding, the impact of a 1% increase or decrease in the assumed weighted average interest rate on interest expense would be approximately $1.0 million for the nine months ended September 30, 2025.
Liquidity Risk
Liquidity risk refers to the possibility that LPA may face challenges in fulfilling its obligations related to financial liabilities payable in cash or other financial assets. To manage liquidity, LPA aims to ensure adequate liquidity to meet its liabilities as they become due, both in normal and stressed conditions, without incurring significant losses or harming LPA’s reputation. The Company seeks to maintain a balance between funding continuity and flexibility through the use of bank deposits and loans.
LPA maintains sufficient liquidity through a combination of cash deposits, short-term credit facilities, and committed borrowing facilities to meet expected operating expenses and financial obligations for a minimum period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances, such as natural disasters, that cannot be reasonably predicted.
The Company is confident that LPA has access to a diverse range of funding sources to repay any debts maturing within 12 months as part of its normal business operations. As of September 30, 2025, the Company was compliant with all debt covenants with its lenders. See Note 12 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Foreign Currency Risk
LPA is exposed to market risk from fluctuations in foreign currency exchange rates in connection with the Company's subsidiaries. LPA is subject to fluctuations in the exchange rates between the Costa Rican colon, Peruvian sol, Colombian peso, and Mexican peso against the U.S. dollar. LPA implements natural hedging strategies by aligning the denomination of its debt obligations with its revenue streams to minimize currency exposure. In addition, LPA keeps minimal funds in local currencies and holds the majority of funds (excluding restricted cash), approximately 90%, in its functional currency of the U.S. dollar.
Market Risk
LPA's primary market risk exposure derives from fluctuations in interest rates and foreign currency exchange rates. It does not engage in derivative trading or speculative activity to generate income.
Recent Accounting Pronouncements
For information about recent accounting pronouncements that have been adopted or will apply to LPA in the future, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.
JOBS Act
LPA is an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. LPA has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act.

Additionally, subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, LPA chooses to rely on those exemptions, LPA may not be required to, among other things: (i) provide an auditor’s attestation report on the system of internal controls over financial reporting pursuant to Section 404; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until LPA is no longer an emerging growth company, whichever is earlier.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Forward-looking statements relate to our business plans, objectives, expectations, financial outlook, financial performance and other matters. Such statements are typically identified by terms such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions. However, the absence of these terms does not preclude a statement from being forward-looking. Forward-looking statements are based on management’s current beliefs, assumptions and available information as of the date of this MD&A. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.
These forward-looking statements reflect management's current expectations, forecasts and assumptions and are subject to various risks, uncertainties and potential changes in circumstances. These statements speak only as of the date of this MD&A. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this MD&A address various subjects, which include, but are not limited to, statements regarding:
•expectations regarding, and LPA’s ability to meet expectations regarding, LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures;
•LPA’s ability to invest in growth initiatives;
•the outcome of any legal proceedings that may be instituted against LPA;
•the ability of LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;
•the ability to fully realize the benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;
•the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;
•LPA’s ability to maintain its listing on NYSE American;
•global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, and conflicts in the Middle East, which may exacerbate market pressures and economic volatility;
•increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, and conflicts in the Middle East;

•developments in or changes to the laws, regulations and governmental policies governing our business;
•anticipated economic, business, and/or competitive factors;
•potential impacts of public health crises, including pandemics, epidemics, or other widespread health crises that may disrupt LPA’s business operations, supply chain or market conditions;
•litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;
•exchange rate instability;
•the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;
•LPA’s ability to retain and grow its customer base;
•LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;
•the potential liquidity and trading of public securities of LPA;
•the ability of LPA to respond to general economic conditions;
•LPA's strategic expansion plans, including geographic expansion, new markets and other plans;
•any downturn in the real estate industry;
•the ability of LPA to manage its growth effectively;
•the ability of LPA to develop and protect its brand;
•the ability of LPA to compete with competitors in existing and new markets and offerings.
•economic, political and social developments in Costa Rica, Colombia, Peru and Mexico, including political instability, currency devaluation, inflation, and unemployment; and
•the economic performance of Costa Rica, Colombia, Peru and Mexico, including their competitiveness as exporters of manufactured and other products to the United States and other key markets, and the impact of global economic conditions on these markets.
Forward-looking statements are provided for illustrative purposes only and do not guarantee future performance. The factors discussed under “Risk Factors” and elsewhere within our Annual Report, may materially affect the Company's future results and could cause actual outcomes to differ from those expressed or implied by these forward-looking statements.
The risks described under “Risk Factors” within our Annual Report are not exhaustive, and other sections of the Annual Report identify additional factors that could adversely affect the Company's business, financial condition, and operations. As new risk factors emerge from time to time, the Company cannot predict nor fully assess their impact, either individually or in combination, on actual results, which may differ materially from any forward-looking statements. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise, except as required by law.
The Annual Report contains statements reflecting the Company's beliefs, plans, objectives, expectations, opinions, and intentions based on information available as of the date of the Annual Report. While the Company believes such information provides a reasonable basis for these statements, investors should note that such information may be limited or incomplete and should not be relied on as comprehensive. These statements should not be construed to indicate that the Company has conducted an exhaustive review of all potentially relevant information. Although we believe the plans, objectives, expectations, opinions and intentions reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, objectives, expectations, opinions, intentions, or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in the Annual Report.